[redacted]

10029993

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5/A
PART III

SEC FILE NUMBER
8- 48997

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kerlin Capital Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

555 South Flower Street, Suite 2750
(No. and Street)

Los Angeles (City) CA (State) 90071 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rose, Snyder & Jacobs
(Name – *if individual, state last, first, middle name*)

15821 Ventura Blvd (Address), Encino (City) CA (State) 91436 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 25 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

STATE OF CALIFORNIA
COUNTY OF LOS ANGELES

OATH OR AFFIRMATION

I, William K. Doyle, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kevlin Capital Group, LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

[signature] 5/24/10
Signature

Managing Partner
Title

JOE CHENG
Commission No. 1685442
NOTARY PUBLIC - CALIFORNIA
LOS ANGELES COUNTY
My Comm. Expires August 1, 2010

[signature] May 24, 2010
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KERLIN CAPITAL GROUP, LLC

(A CALIFORNIA LIMITED LIABILITY COMPANY)
FINANCIAL STATEMENTS
DECEMBER 31, 2009

KERLIN CAPITAL GROUP, LLC
(A CALIFORNIA LIMITED LIABILITY COMPANY)

CONTENTS

ROSE, SNYDER & JACOBS
A CORPORATION OF CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
Kerlin Capital Group, LLC

We have audited the accompanying statement of financial condition of Kerlin Capital Group, LLC (a California limited liability company) as of December 31, 2009, and the related statements of income, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kerlin Capital Group, LLC as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rose, Snyder & Jacobs

Rose, Snyder & Jacobs
A Corporation of Certified Public Accountants

Encino, California

February 8, 2010

15821 VENTURA BOULEVARD, SUITE 490, ENCINO, CALIFORNIA 91436
PHONE: (818) 461-0600 • FAX: (818) 461-0610

KERLIN CAPITAL GROUP, LLC
(A CALIFORNIA LIMITED LIABILITY COMPANY)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

CURRENT ASSETS		
Cash	$	155,054
Accounts receivable, net of allowance for doubtful accounts of $0		15,000
Prepaid expenses		14,863
TOTAL CURRENT ASSETS		184,917
PROPERTY AND EQUIPMENT, at cost		
Computer equipment		81,857
Office furniture and equipment		241,931
Automobile		38,015
Leasehold improvements		35,310
		397,113
Less accumulated depreciation and amortization		326,301
NET PROPERTY AND EQUIPMENT		70,812
OTHER ASSETS		
Deposits		7,749
Investment in private company, note 1		50,000
TOTAL OTHER ASSETS		57,749
TOTAL ASSETS	$	313,478

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES		
Accounts payable and accrued expenses	$	36,586
COMMITMENTS AND CONTINGENCIES, note 2		
MEMBERS' EQUITY		276,892
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	313,478

See report of independent registered public accounting firm and notes to financial statements.

KERLIN CAPITAL GROUP, LLC
(A CALIFORNIA LIMITED LIABILITY COMPANY)
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2009

REVENUE, note 7	
Advisory fees	$ 3,261,050
Retainer fees	313,000
Other income	63,843
TOTAL REVENUE	3,637,893
EXPENSES	
Employee compensation and benefits	731,085
Occupancy	129,690
Other operating expenses	79,468
Communications and data processing	44,518
Travel and entertainment	28,801
Depreciation and amortization	22,367
Professional fees	12,018
Taxes	9,490
Parking	5,368
Interest and bank charges	470
TOTAL OPERATING EXPENSES	1,063,275
NET INCOME	$ 2,574,618

See report of independent registered public accounting firm and notes to financial statements.

KERLIN CAPITAL GROUP, LLC
(A CALIFORNIA LIMITED LIABILITY COMPANY)
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2009

Balance at January 1, 2009	$	256,074
Net income		2,574,618
Contributions from members		561,200
Distributions to members		(3,115,000)
Balance at December 31, 2009	$	276,892

See report of independent registered public accounting firm and notes to financial statements.

KERLIN CAPITAL GROUP, LLC
(A CALIFORNIA LIMITED LIABILITY COMPANY)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 2,574,618
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	22,367
Changes in assets - increase:	
Accounts receivable	55,583
Prepaid expenses	1,579
Changes in liabilities - increase:	
Accounts payable and accrued expenses	23,110
NET CASH PROVIDED BY OPERATING ACTIVITIES	2,677,257
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchases of property and equipment	(38,015)
NET CASH USED IN INVESTING ACTIVITIES	(38,015)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Contributions from members	561,200
Distributions to members	(3,115,000)
NET CASH USED IN FINANCING ACTIVITIES	(2,553,800)
NET INCREASE IN CASH	85,442
CASH, BEGINNING OF YEAR	69,612
CASH, END OF YEAR	$ 155,054
Supplementary disclosure:	
Franchise state taxes paid in cash	$ 5,800

See report of independent registered public accounting firm and notes to financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Kerlin Capital Group, LLC (the "Company") is a "mergers and acquisitions type" FINRA broker/dealer that provides investment banking services to corporate clients within the United States. The Company has no subsidiaries. The Company does no underwriting, carries no customer accounts, and has no inventory of marketable securities.

The Company has only one class of members with all rights and privileges of voting, contribution and distribution. Members have limited liability, to the extent of their agreed capital contributions.

Property and Equipment

Property and equipment are stated at cost. Depreciation and amortization are computed over the estimated lives of the assets, three to seven years, using accelerated methods, except for leasehold improvements, which are amortized over the term of the lease, under the straight line method. The automobile is also depreciated under the straight-line method.

Accounts Receivable

Accounts receivable are customer obligations due under normal trade terms. The Company performs continuing credit evaluations of its customers' financial condition. Management reviews accounts receivable on a regular basis, based on contracted terms and how recently payments have been received, to determine if any such amounts will potentially be uncollected. The Company includes any balances that are determined to be uncollectible in its allowance for doubtful accounts. After all attempts to collect a receivable have failed, the receivable is written off. Based on the information available, management believes the Company's accounts receivable are all collectible.

Income Taxes

The Company is organized as a limited liability company. The Company is not liable for federal income tax, but is annually liable for a minimum state franchise tax of $800 plus an annual fee based upon gross revenue. The members are personally liable for income taxes on their respective shares of the Company's income.

Revenue Recognition

In general, revenue is recognized when the service is performed. Some advisory fees are contingent upon the success of a contemplated transaction. Such fees are recognized when the contingency is met.

Cash Flows

For the purpose of the statement of cash flows, the Company considers cash equivalents to include cash and short term money market mutual funds.

Estimates

Generally accepted accounting principles require that the financial statements include estimates by management in the valuation of certain assets and liabilities. Management estimates the useful lives of property and equipment, the allowance for doubtful accounts and the value of its investment in a private company. Management uses its historical records and knowledge of its business in making these estimates. Actual results could differ from those estimates applied in the preparation of the financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Value of Financial Instruments

The Company has adopted guidance issued by the FASB that defines fair value, establishes a framework for measuring fair value in accordance with existing generally accepted accounting principles, and expands disclosures about fair value measurements. The Company has elected to defer the adoption of this guidance for its non-financial assets and liabilities. Assets and liabilities recorded at fair value in the statement of financial condition are categorized based upon the level of judgment associated with the inputs used to measure their fair value. The categories are as follows:

Level Input:	Input Definition:
Level I	Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets at the measurement date.
Level II	Inputs, other than quoted prices included in Level I, that are observable for the asset or liability through corroboration with market data at the measurement date.
Level III	Unobservable inputs that reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date.

The following table summarizes fair value measurements by level at December 31, 2009 for assets and liabilities measured at fair value on a recurring basis:

	Level I	Level II	Level III	Total
Cash and cash equivalents	$ 155,054	$ -	$ -	$ 155,054
Investment in private company	-	-	50,000	50,000
Total assets	$ 155,054	$ -	$ 50,000	$ 205,054

During the year ended December 31, 2005, the Company invested in a private company, which does not have a quoted market price and is therefore classified as Level III. The Company purchased the investment at its fair value at the date of acquisition. Management reviews the financial results of the operating activities of the private company annually. Management has determined that the financial results have been consistent and the Company's portion of equity in the private company has not significantly changed. Therefore, the investment continues to be recorded at cost, which approximates fair market value, at December 31, 2009.

The following table summarizes our fair value measurements using significant Level III inputs, and changes therein, for the year ended December 31, 2009:

Balance as of December 31, 2008	$ 50,000
Transfers in (out) of Level III	-
Net purchases (sales)	-
Net unrealized gains (losses)	-
Net realized gains (losses)	-
Balance as of December 31, 2009	$ 50,000

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Value of Financial Instruments Not Measured at Fair Value

The Company's financial instruments, including accounts receivable, accounts payable and accrued expenses are carried at cost, which approximates their fair value, due to the relatively short maturity of these instruments.

2. COMMITMENTS AND CONTINGENCIES

Operating Leases

The following is a schedule of future minimum rental payments required under operating leases for office space that has an initial and remaining non-cancelable lease term in excess of one year. The Company is also responsible for its share of operating expenses. This lease expires in August 2011.

Years Ending December 31,		
2010	$	75,605
2011	$	52,097

Total rent expense for the year ended December 31, 2009, with respect to office space, totaled $71,793.

Legal Matters

No legal proceedings have arisen that in the opinion of management would have a material adverse impact on the financial position or results of operations of the Company.

3. PENSION AND PROFIT-SHARING PLAN

In 2006, The Company adopted a discretionary 401(k) profit-sharing plan covering substantially all of its full-time employees. The Company paid contributions of $21,838 in 2009.

4. NET CAPITAL

Pursuant to Rule 15c3-1 of the Securities and Exchange Commission ("SEC"), the Company was required to maintain a net capital of not less than $5,000 at December 31, 2009. The net capital of the Company at December 31, 2009 amounted to $117,726.

5. EXEMPTION FROM THE REQUIREMENT INCLUDING THE EXEMPTIVE PROVISION

The Company neither clears securities accounts for customers nor performs custodial functions relating to customers' securities. The Company is exempt from computing the reserve requirement for the year ending December 31, 2009 under SEC Rule 15c3-3 and is also exempt from the provisions of the Possession or Control provision under SEC Rule 15c3-3(k)(2)(i).

6. CONCENTRATIONS

Concentration of Credit Risk

The Company maintains its cash at financial institutions which may, at times, exceed federally insured limits. Historically, the Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

Customers

During the year ended December 31, 2009, the Company generated approximately 85% of its revenue from two clients.

Accounts receivable from one client accounted for 100% of total accounts receivable at December 31, 2009.

7. SUBSEQUENT EVENTS

The Company has evaluated events occurring after the date of the accompanying statement of financial condition through February 8, 2010, the date the financial statements are available to be issued. The Company did not identify any material subsequent events requiring adjustment to the accompanying financial statements.

SUPPLEMENTARY SCHEDULE

KERLIN CAPITAL GROUP, LLC
(A CALIFORNIA LIMITED LIABILITY COMPANY)
SCHEDULE OF COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2009

NET CAPITAL	
Total stockholders' equity	$ 276,892
Deduct stockholders' equity not allowable for net capital	-
Total stockholders' equity qualified for net capital	276,892
Add:	
Subordinated borrowings allowable in computation of net capital	-
Other (deductions) or allowable credits-deferred income tax payable	-
Total capital and allowable subordinated borrowings	276,892
Deductions and/or charges:	
Nonallowable assets:	
Securities not readily marketable	-
Exchange memberships	-
Furniture, equipment, and leasehold improvements, net	70,812
Other assets	87,612
	158,424
Additional charges for customers' and noncustomers' security accounts	-
Additional charges for customers' and noncustomers' commodity accounts	-
Aged fails-to-deliver	-
Aged short security differences	-
Secured demand note deficiency	-
Commodity futures contracts and spot commodities/proprietary capital charges	-
Other deductions and/or charges	-
Net capital before haircuts on securities positions (tentative net capital)	118,468
Haircuts on securities	
Contractual securities commitments	-
Securities collateralizing secured demand notes	-
Trading and investment securities	-
Bankers' acceptances, certificates of deposit, and commercial paper	-
U.S. and Canadian government obligations	-
State and municipal government obligations	-
Corporate obligations	-
Stocks and warrants	-
Options	-
Other securities	742
Undue concentrations	-
Net Capital	$ 117,726

See report of independent registered public accounting firm.

KERLIN CAPITAL GROUP, LLC
(A CALIFORNIA LIMITED LIABILITY COMPANY)
SCHEDULE OF COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION (CONTINUED)
DECEMBER 31, 2009

Aggregate indebtedness	$ -
Items included in statement of financial condition:	
Short-term bank loans (secured by customer's securities)	-
Drafts payable	-
Payable to brokers and dealers	-
Payable to clearing broker	-
Payable to customers	-
Other accounts payable and accrued expenses	36,586
Items not included in statement of financial condition:	
Market value of securities borrowed for which no equivalent value is paid or credited	-
Other unrecorded amounts	-
Total aggregate indebtedness	$ 36,586
Computation of basic net capital requirement	
Minimum net capital required:	
Company	5,000
Broker-dealer subsidiary	-
Total	$ 5,000
Excess net capital at 1,500 percent	$ 112,726
Excess net capital at 1,000 percent	$ 114,067
Ratio: Aggregate indebtedness to net capital	0.31 to 1

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2009.

See report of independent registered public accounting firm.

KERLIN CAPITAL GROUP, LLC
AGREED-UPON PROCEDURES
DECEMBER 31, 2009

KERLIN CAPITAL GROUP, LLC

CONTENTS

ROSE, SNYDER & JACOBS
A CORPORATION OF CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT ACCOUNTANTS

To the Members of Kerlin Capital Group, LLC,

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated in the attached Appendix A with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2009, which were agreed to by Kerlin Capital Group, LLC (a California limited liability company) (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described in the attached Appendix A either for the purpose for which this report has been requested or for any other purpose.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Rose, Snyder & Jacobs

Rose, Snyder & Jacobs
A Corporation of Certified Public Accountants

Encino, California

May 20, 2010

15821 VENTURA BOULEVARD, SUITE 490, ENCINO, CALIFORNIA 91436
PHONE: (818) 461-0600 • FAX: (818) 461-0610

Appendix A

SUMMARY OF PROCEDURES AND FINDINGS

1. Compare the listed assessment payments in Form SIPC-7T with respective cash disbursement record entries.

   Findings: We reviewed the Company's general ledger, a copy of cancelled check number 9656 for $168.75, and a copy of the April 2010 bank statement, when the check cleared the bank, supporting the assessment payment. We noted no differences in the listed assessment payment in Form SIPC-7T with the respective cash disbursements record entries.

2. Compare the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, with the amounts reported in Form SIPC-7T for the year ended December 31, 2009.

   Findings: We compared the amounts reported in Form SIPC-7T to the audited Form X-17A-5 for the year ended December 31, 2009, noting no differences.

3. Compare any adjustments reported in Form SIPC-7T with supporting schedules and working papers.

   Findings: The Company had an adjustment of $3,637,895 in other revenues not related either directly or indirectly to the securities business. We obtained the 2009 Revenues by Client and Services Provided schedule and noted no differences to the adjustment amount in Form SIPC-7T.

4. Prove the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments.

   Findings: We proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments, including the 2009 Revenues by Client and Services Provided schedule, by footing and recalculating the schedules, noting no differences.

5. Compare the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed (if applicable).

   Findings: There were no overpayments applied to the current assessment, as such, this step was not applicable to our agreed-upon procedures.

SUPPLEMENTARY SCHEDULE

(19775)

SIPC-7T (29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T (29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

048997 FINRA DEC
KERLIN CAPITAL GROUP LLC 16*16
555 S FLOWER ST STE 2750
LOS ANGELES CA 90071-2437

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
William K Doyle 213 627-3300

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 150.00

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) ( )

_______ Date Paid

C. Less prior overpayment applied ( )

POSTED

D. Assessment balance due or (overpayment) _______

E. Interest computed on late payment (see instruction E) for 45 days at 20% per annum 18.75

F. Total assessment balance and interest due (or overpayment carried forward) $ 168.75

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 168.75

H. Overpayment carried forward $( )

PAID ON 4-8-10 w/ Ck# 9650

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Kerlin Capital Group, LLC
(Name of Corporation, Partnership or other organization)

William K Doyle
(Authorized Signature)

Managing Partner
(Title)

Dated the 7 day of April, 2010.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _______ Postmarked _______ Received _______ Reviewed

Calculations _______ Documentation _______ Forward Copy _______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning April 1, 2009
and ending 12/31, 2009
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 3,637,895.
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Consulting / Advisory Fees	3,582,895.
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	3,582,895.
2d. SIPC Net Operating Revenues	$ 55,000.
2e. General Assessment @ .0025	$ 150.

(to page 1 but not less than $150 minimum)